DMS

SE 17006015

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45497

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DIVERSIFIED RESOURCES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

70 JEFFERSON BOULEVARD
(No. and Street)

WARWICK	RI	02888
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
KAREN J. BACON 401-941-1500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SANDLER & COMPANY, P.C.
(Name – *if individual, state last, first, middle name*)

144 GOULD STREET, #204	NEEDHAM	MA	02494
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, KAREN J. BACON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DIVERSIFIED RESOURCES, LLC, as of DECEMBER 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MELISSA CAPUANO
NOTARY PUBLIC OF RHODE ISLAND
My Commission Expires 4/23/2018

Signature

PRINCIPAL

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- n/a ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- * ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- * ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- n/a ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- n/a ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- n/a ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

* Exempt under Rule 15c-3-3 (k)(1)

SANDLER & COMPANY, P.C.

Sandler & Company, P.C.
Certified Public Accountants and Advisors
144 Gould Street, Suite 204, Needham, MA 02494

Tel. (781) 455-1480
Fax. (781) 455-6239
www.sandlercpa.com

Report of Independent Registered Public Accounting Firm

To the Member of
Diversified Resources LLC

We have audited the accompanying statement of financial condition of Diversified Resources LLC as of December 31, 2016, and the related statements of operations, changes in member's capital and cash flows for the year then ended. These financial statements are the responsibility of Diversified Resources LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Diversified Resources LLC as of December 31, 2016 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplementary information contained in the Schedule of Net Capital Under Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Diversified Resources LLC's financial statements. The supplementary information is the responsibility of Diversified Resources LLC's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. Sec 240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Sandler & Company, P.C.

Needham, Massachusetts
February 23, 2017

DIVERSIFIED RESOURCES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

Assets		
Cash	$	44,486
Accounts receivable		251,393
Prepaid expenses		10,078
Furniture and equipment, net of accumulated depreciation of $40,533		7,183
Securities available for sale		27,216
Total assets	**$**	**340,356**

Liabilities and Member's Capital		
Liabilities		
Accounts and accrued expenses payable	$	46,057
Total liabilities		**46,057**
Member's capital		
Member's capital		294,299
Total member's capital		**294,299**
Total liabilities and member's capital	**$**	**340,356**

See accompanying notes to the financial statements.

DIVERSIFIED RESOURCES, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED
DECEMBER 31, 2016

Revenue	
RIA Fees	$ 928,435
Mutual funds	110,771
Variable products	35,251
Advisor Fees	1,500
Dividends	986
Total revenue	**1,076,943**
Expenses	
Compensation	208,469
Legal and Professional fees	79,411
Occupancy	33,146
Office	17,997
Technology and communication	14,911
Insurance	12,949
Travel, meals and entertainment	12,039
Regulatory fees	7,979
Local taxes	6,934
Marketing and advertising	5,043
Dues and subscriptions	1,874
Other	3,047
Total expenses	**403,799**
Net Income	**$ 673,144**

See accompanying notes to the financial statements.

DIVERSIFIED RESOURCES, LLC

STATEMENT OF CHANGES IN MEMBER'S CAPITAL
FOR THE YEAR ENDED
DECEMBER 31, 2016

Member's capital, December 31, 2015	$	306,718
Change in unrealized losses on investments		437
Capital distributions		(686,000)
Net Income		673,144
Member's capital, December 31, 2016	**$**	**294,299**

See accompanying notes to the financial statements.

DIVERSIFIED RESOURCES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED
DECEMBER 31, 2016

Cash flows from operating activities:		
Net Income	$	673,144
Adjustment to reconcile net income to net cash provided by operating activities:		
Depreciation		2,810
Changes in operating assets and liabilities		
Increase in accounts receivable		(23,942)
Increase in prepaid expenses		(5,010)
Increase in accounts and accrued expenses payable		6,852
Total adjustments		(19,290)
Net cash provided by operating activities		**653,853**
Cash flows from investing activities		
Purchase of securities available for sale		(986)
Net cash used by investing activities		**(986)**
Cash flows from financing activities		
Distributions to member		(686,000)
Net cash used by financing activities		**(686,000)**
Net decrease in cash		**(33,132)**
Cash, beginning of year		77,618
Cash, end of year	**$**	**44,486**

\

Supplementary disclosures of cash flow information:		
Cash paid during the year for:		
Income taxes	$	-
Interest expense	$	-

See accompanying notes to the financial statements.

NOTE 1 – ORGANIZATION

Diversified Resources LLC (the "Company") organized January 1,2001 in the State of Rhode Island as a registered broker and dealer in securities and limits its operations as described in SEC Rule 15c3-1(a)(2)(vi) and Rule 15c3-3(k)(1) (Subscriptions to mutual funds Firm ID No. 031346) along with placement of variable annuities and variable life insurance policies. The LLC is a member of the Financial Industry Regulatory Authority (FINRA), formerly the National Association of Securities Dealers (NASD). The financial statements present a combination organization of a broker dealer and a registered investment advisor (see Note 4). The majority of activity arises from Southeastern New England.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance accounting principles generally accepted in the United States of America.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

Property and equipment

Property and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the related assets.

Investments

All securities are classified as "available for sale." Securities classified as "available for sale" are carried in the financial statements at fair value. Realized gains and losses, determined using the first-in, first-out (FIFO) cost method, or for mutual funds, the average cost basis, are included in earnings; unrealized holding gains and losses are reported in other comprehensive income.

Revenue and expense recognition

Revenues are recognized as earned and realization is reasonably assured. Expenses are recognized as incurred.

Accounting basis

The Company uses the accrual basis of accounting for financial statement reporting. Accordingly, revenues are recognized when services are rendered and expenses realized when the obligation is incurred.

Income taxes

The Company is treated as a disregarded entity for federal and state income tax reporting purposes and, thus no federal or state income tax expense has been recorded in the financial statements. Taxable income of the Company is passed through to its member and reported on her individual tax return.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results may differ from thesc estimates.

Fair Value Hierarchy

The FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilitics that the Company has the ability to access at the measurement date. Available for Sale Securities in the amount of $27,216 are considered to be level 1 assets.

Level 2. Inputs other than quoted prices included in level 1 that are observable for the assets or liability either directly or indirectly.

Level 3. Inputs are unobservable for the assets or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for examplc, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more

judgement. Accordingly, the degree of judgment exercised in determining the fair value is greatest for instruments categorized in level

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value.

measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety

For further discussion of fair value, see "Note 6 Fair Value of Financial Instruments".

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company rents its office space from its member on a month-to-month basis. Rent expense totaled $29,050 during the reporting period.

For the year ended December 31, 2016, a legal retainer in the amount of $40,000 was paid to a relative of the Company's owner.

NOTE 4 – REGISTERED INVESTMENT ADVISOR

Since 1993, Diversified Resources LLC has been a Registered Investment Advisor (RIA). The RIA's purpose is to offer fee based asset management to its clients. (See Note 1) For the period ended December 31, 2016 the LLC, as RIA, exclusively used SEI Investments, which offers no load mutual funds in Asset Allocation models. Clients of the LLC make their checks payable only to SEI Trust Company. The LLC does not accept checks payable to itself, nor does it accept cash.

NOTE 5 – PENSION

The Company maintains a defined contribution and profit sharing plan under Section 401(k) of the Internal Revenue Code. This plan covers all employees meeting eligibility requirements based on age and length of service and is funded by employee payroll deferrals and Company contributions. The Company made a safe harbor non-elective contribution of 3% for any eligible employee's annual compensation. For the year ended December 31, 2016, the safe harbor contribution totaled $12,121. The amount of annual contribution to profit sharing is at the discretion of management. The Company made a profit sharing contribution of $20,000 to the plan during the period ended December 31, 2016.

NOTE 6 – FINANCIAL INSTRUMENTS

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash. The Company maintains its cash in bank accounts, the balances of which, at times, may exceed Federal insured limits. Exposure to credit risk is reduced by placing such deposits in high quality financial institutions. The carrying amounts of financial instruments including cash, accounts payable and accrued expenses approximate fair value as of December 31, 2016 because of the relatively short maturity of these instruments.

NOTE 7 – FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amounts that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

NOTE 8 – NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires maintaining a minimum net capital and requires that the rate of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company is required to maintain minimum net capital of $5,000. At December 31, 2016, the Company had net capital of $24,228 and $19,228 of excess net capital. At December 31, 2016, the Company's aggregate indebtedness to net capital ratio was 1.90 to 1.

NOTE 9 – SUBSEQUENT EVENTS

The Company evaluated subsequent events occurring until February 23, 2017 the date the financial statements were issued and believes there are no subsequent events requiring adjustment to or disclosure in the financial statements.

DIVERSIFIED RESOURCES, LLC
COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
PURSUANT TO RULE 15C3-1 UNDER THE
SECURITIES AND EXCHANGE ACT OF 1934
DECEMBER 31, 2016

Net capital		
Total member's capital	$	294,299
Liabilities subordinated to claims of general creditors allowable in computation of net capital		--
Non-allowable assets		267,622
Net capital before haircuts and undue concentration on securities positions		**26,677**
Haircuts and undue concentration on securities positions		(2,449)
Net Capital	**$**	**24,228**
Aggregate indebtedness		
Items included in the statement of financial condition:		
Accrued expenses and other liabilities	$	46,057
	$	**46,057**
Ratio: aggregate indebtedness to net capital		1.90 to 1
Computation of basis net capital requirement		
Minimum net capital required	$	5,000
Excess net capital at 1000%	$	19,228

Reconciliation of December 31, 2016 audited computation of net capital and Company's unaudited December 31, 2016 Part IIA of Form X-17A-5.

Unaudited December 31, 2016 net capital per December 31, 2016 Part IIA filing	$	**24,228**
Audit adjustments		--
Net capital	**$**	**24,228**

See report of independent registered public accounting firm.

DIVERSIFIED RESOURCES, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALER UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2016

The company is exempt from SEC rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(1) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

See report of independent registered public accounting firm.

DIVERSIFIED RESOURCES, LLC
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2016

The company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

See report of independent registered public accounting firm.

SANDLER & COMPANY, P.C.

Sandler & Company, P.C.
Certified Public Accountants and Advisors
144 Gould Street, Suite 204, Needham, MA 02494

Tel. (781) 455-1480
Fax. (781) 455-6239
www.sandlercpa.com

Report of Independent Registered Public Accounting Firm

To the Member of
Diversified Resources, LLC

We have reviewed management's statements, included in the accompanying Exemption Report Pursuant to SEC Rule 15c3-3, in which (1) Diversified Resources LLC identified the following provisions of 17 C.F.R. Section 15c3-3(k) under which Diversified Resources LLC claimed an exemption from 17 C.F.R. Section 240.15c3-3: (k)(1) (the "exemption provision") and (2) Diversified Resources LLC stated that Diversified Resources LLC met the identified exemption provision throughout the most recent fiscal year without exception. Diversified Resources LLC's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Diversified Resources LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Sandler & Company, P.C.

Needham, Massachusetts
February 23, 2017

DIVERSIFIED RESOURCES, LLC
EXEMPTION REPORT PURSUANT TO SEC RULE 17a-5
FOR THE YEAR ENDED
DECEMBER 31, 2016

Diversified Resources, LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

Diversified Resources, LLC operates pursuant to paragraph 15c3-3(k)(1) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3.

The Company has met the identified exemption provisions throughout the most recent year without exception.

I, Karen Bacon, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Karen J. Bacon

Karen J. Bacon, ~~CEO~~

DIVERSIFIED RESOURCES, LLC
SUPPLEMENTARY SIPC REPORT
DECEMBER 31, 2016

SANDLER & COMPANY, P.C.

Sandler & Company, P.C.
Certified Public Accountants and Advisors
144 Gould Street, Suite 204, Needham, MA 02494

Tel. (781) 455-1480
Fax. (781) 455-6239
www.sandlercpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Member of
Diversified Resources, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Diversified Resources, LLC and SIPC, solely to assist you and the other specified parties in evaluating Diversified Resources, LLC's compliance with the applicable instructions of Form SIPC-7. Diversified Resources, LLC's management is responsible for Diversified Resources, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries which included the check register and copies of checks, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2016 with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Sandler & Company, P.C.

Needham, Massachusetts
February 23, 2017

DIVERSIFIED RESOURCES LLC
SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION
ASSESSMENTS AND PAYMENTS
YEAR ENDED DECEMBER 31, 2016

	Date Paid or Filed	Payments Made	Annual Assessment Per Report
SIPC-6 general assessment for the first half of the year ended December 31, 2016	July 26, 2016	$ 1,140	$ 1,140
SIPC-7 general assessment for the fiscal year ended December 31, 2016	January 27, 2017	1,185	1,185
		$ 2,325	$ 2,325

Name of collection agent: Financial Industry Regulatory Authority

DIVERSIFIED RESOURCES, LLC
EXEMPTION REPORT PURSUANT TO SEC RULE 17a-5
FOR THE YEAR ENDED
DECEMBER 31, 2016

Diversified Resources, LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

Diversified Resources, LLC operates pursuant to paragraph 15c3-3(k)(1) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3.

The Company has met the identified exemption provisions throughout the most recent year without exception.

I, Karen Bacon, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Karen J. Bacon, CEO

SANDLER&
COMPANY, P.C.

Sandler & Company, P.C.
Certified Public Accountants and Advisors
144 Gould Street, Suite 204, Needham, MA 02494

Tel. (781) 455-1480
Fax. (781) 455-6239
www.sandlercpa.com

Report of Independent Registered Public Accounting Firm

To the Member of
Diversified Resources LLC

We have audited the accompanying statement of financial condition of Diversified Resources LLC as of December 31, 2016, and the related statements of operations, changes in member's capital and cash flows for the year then ended. These financial statements are the responsibility of Diversified Resources LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Diversified Resources LLC as of December 31, 2016 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplementary information contained in the Schedule of Net Capital Under Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Diversified Resources LLC's financial statements. The supplementary information is the responsibility of Diversified Resources LLC's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. Sec 240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Sandler & Company, P.C.

Needham, Massachusetts
February 23, 2017

SANDLER&
COMPANY, P.C.

Sandler & Company, P.C.
Certified Public Accountants and Advisors
144 Gould Street, Suite 204, Needham, MA 02494

Tel. (781) 455-1480
Fax. (781) 455-6239
www.sandlercpa.com

Report of Independent Registered Public Accounting Firm

To the Member of
Diversified Resources, LLC

We have reviewed management's statements, included in the accompanying Exemption Report Pursuant to SEC Rule 15c3-3, in which (1) Diversified Resources LLC identified the following provisions of 17 C.F.R. Section 15c3-3(k) under which Diversified Resources LLC claimed an exemption from 17 C.F.R. Section 240.15c3-3: (k)(1) (the "exemption provision") and (2) Diversified Resources LLC stated that Diversified Resources LLC met the identified exemption provision throughout the most recent fiscal year without exception. Diversified Resources LLC's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Diversified Resources LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Sandler & Company, P.C.

Needham, Massachusetts
February 23, 2017

Massachusetts | California | Cayman Islands

DIVERSIFIED RESOURCES, LLC
SUPPLEMENTARY SIPC REPORT
DECEMBER 31, 2016

SANDLER & COMPANY, P.C.

Sandler & Company, P.C.
Certified Public Accountants and Advisors
144 Gould Street, Suite 204, Needham, MA 02494

Tel. (781) 455-1480
Fax. (781) 455-6239
www.sandlercpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Member of
Diversified Resources, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Diversified Resources, LLC and SIPC, solely to assist you and the other specified parties in evaluating Diversified Resources, LLC's compliance with the applicable instructions of Form SIPC-7. Diversified Resources, LLC's management is responsible for Diversified Resources, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries which included the check register and copies of checks, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2016 with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Sandler & Company, P.C.

Needham, Massachusetts
February 23, 2017

DIVERSIFIED RESOURCES LLC
SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION
ASSESSMENTS AND PAYMENTS
YEAR ENDED DECEMBER 31, 2016

	Date Paid or Filed	Payments Made	Annual Assessment Per Report
SIPC-6 general assessment for the first half of the year ended December 31, 2016	July 26, 2016	$ 1,140	$ 1,140
SIPC-7 general assessment for the fiscal year ended December 31, 2016	January 27, 2017	1,185	1,185
		$ 2,325	$ 2,325

Name of collection agent: Financial Industry Regulatory Authority